Exhibit 99.2

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

Revenue growth of 46.91% in fiscal 2005

Revenue is expected to cross US$ 2 billion in fiscal 2006

Bangalore, India - April 14, 2005

Highlights

Consolidated results for the quarter ended March 31, 2005

•	Income was Rs. 1,987.32 crore for the fourth quarter ended March 31, 2005; YoY growth of 47.27%

•	Net profit after tax before exceptional item was Rs. 513.45 crore for the fourth quarter ended March 31, 2005; YoY growth of 53.16%. Net profit after tax and exceptional item was Rs. 558.64 crore 2005; YoY growth of 66.64%

•	Earnings per share before exceptional item increased to Rs. 19.01 from Rs. 12.59* for the corresponding quarter in the previous year, an increase of 50.99%. Earnings per share after exceptional item for the fourth quarter ended March 31, 2005 was Rs. 20.68; YoY growth of 64.26%

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Consolidated results for the year ended March 31, 2005

•	Income was Rs. 7,129.65 crore for the year ended March 31, 2005; YoY growth of 46.91%

•	Net profit after tax before exceptional item was Rs. 1,846.48 crore for the year ended March 31, 2005; YoY growth of 48.48%. Net profit after tax and exceptional item was Rs. 1,891.67 crore; YoY growth of 52.11%

•	Earnings per share before exceptional item increased to Rs. 68.79 from Rs. 46.85* for the corresponding year, an increase of 46.83%. Earnings per share after exceptional item for the year ended March 31, 2005 was Rs. 70.48 for the corresponding year; YoY growth of 50.44%

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

Others

•	37 new clients were added during the quarter by Infosys and its subsidiaries

•	Net addition of 1,521 employees for the quarter and 11,116 employees for the year for Infosys and its subsidiaries

•	36,750 employees as on March 31, 2005 for Infosys and its subsidiaries

•	The Board of Directors recommended a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) for fiscal 2005 amounting to Rs. 175.87 crore

•	Investment in Yantra Corporation, USA sold for a profit of Rs. 45.19 crore (net of tax)

“We are beginning to see the results of various initiatives taken over the last few years,” said Nandan M. Nilekani, CEO, President and Managing Director. “Our clients increasingly see us as a strategic long-term partner who can offer a wide range of services and contribute to their business goals.”

Business outlook

The company’s outlook (consolidated) for the quarter ending June 30, 2005 and the fiscal year ending March 31, 2006, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending June 30, 2005*

•	Income is expected to be in the range of Rs. 2,002 crore and Rs. 2,020 crore; YoY growth of 32.0% - 33.2%

•	Earnings per share from ordinary activities is expected to be Rs. 19.30; YoY growth of 32.7%

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

Fiscal year ending March 31, 2006*

•	Income is expected to be in the range of Rs. 8,890 crore and Rs. 9,029 crore; growth of 24.7% - 26.6%

•	Earnings per share from ordinary activities is expected to be Rs. 84.60 – Rs. 85.90; growth of 23.0% - 24.9%

*	conversion 1 US$ = Rs. 43.62

Outlook under US GAAP

Quarter ending June 30, 2005

•	Consolidated revenues is expected to be in the range of $ 459 million to $ 463 million; YoY growth of 37.0% to 38.2%

•	Consolidated earnings per American Depositary Share is expected to be $ 0.44; YoY growth of 41.9%

Fiscal year ending March 31, 2006

•	Consolidated revenues is expected to be in the range of $ 2,038 million to $ 2,070 million; growth of 28.0% - 30.0%

•	Consolidated earnings per American Depositary Share is expected to be $ 1.92 - $ 1.95; growth of 22.3% - 24.2%

“During the quarter, we realized the gains on our investment in Yantra Corporation, the first Infosys-incubated company,” said S. Gopalakrishnan, Member of the Board and COO. “We have added a record number of employees during the year and our variable compensation plan helped align our employee costs to the growth in business.”

Dividend declaration

The Board of Directors recommended a final dividend of Rs. 6.50 per share (130% on par value of Rs. 5 per share) for fiscal 2005 amounting to Rs. 175.87 crore. Including the interim dividend of Rs. 5 per share (100% on par value of Rs. 5 per share) amounting to Rs. 133.93 crore, the total dividend recommended for the year is Rs. 11.50 per share (230% on par value of Rs. 5 per share), amounting to Rs. 309.80 crore.

Expansion of services and significant projects

Infosys continued to strengthen its strategic relationships with clients across industry verticals and geographies. Infosys and its subsidiaries added 37 clients during the quarter, bringing the number of active clients to 438 at the end of the year.

Infosys’ Radio-Frequency Identification (RFID) solutions continued to make global corporations more competitive. A global advanced electronics and high technology company is using Infosys’ expertise to comply with an RFID mandate and to build a strategy roadmap for its mobile computing product line. Infosys is developing industry-based RFID scenarios and templates for one of the world’s largest software companies.

Infosys is working with a global leader in enterprise mobility computing for product engineering and next-generation product development. Infosys is partnering with a leading photography and informational imaging company for SAP rollout across multiple countries. The client is also using Infosys’ RFID solution to meet retail compliance requirements and to manage its supply chain better. A large independent distributor of office equipment and document management services is using Infosys’ business intelligence solution for Sarbanes Oxley compliance.

Infosys business solutions are helping companies in the retail sector improve their supply chain efficiency and information management. Two leading specialty retailers are using Infosys’ expertise to improve their inventory and price integrity. Infosys has also developed an end-to-end supply chain transformation solution for a leading food distribution corporation.

Infosys is helping a large US-based Cable Multi-Service Operator (MSO) upgrade its network to offer Voice-over IP (VoIP) services. Infosys is consolidating multiple billing systems for a prominent integrated telecommunications services provider in the US. Infosys enabled a global telecom service provider to set up a regional customer service center to provide data, voice, mobile and CRM services to its Asia Pacific customers.

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

Infosys completed a web-based risk management program for a leading mortgage insurance services company in the US. A market leader in Western Europe sought Infosys’ services to improve its operating efficiencies and reduce total cost through a strategic analysis of its IT portfolio.

The China division of a global pharmaceutical major sought Infosys’ strategic consultancy services for storage, data center and disaster recovery initiatives.

In China, a power and automation technologies leader engaged Infosys to assess internal controls for Sarbanes Oxley compliance. In the energy and utilities sector, Infosys is providing IT solutions for an oil company headquartered in Dubai, a leading European cement company and a prominent UK utilities company.

Infosys assessed and designed technology architecture for a leading diversified financial services company in the US. A leading investment bank used Infosys’ expertise to implement an enterprise-wide financial messaging solution across multiple geographies. Infosys implemented a strategic reporting solution for the mortgage business of a leading European retail bank and migrated mission-critical databases for a large German independent financial advisor.

“We have been taking steps towards transforming the way we manage our large accounts. Our focus is to bring the best that we can offer to our clients in an integrated manner while strengthening key relationships,” said Basab Pradhan, Head – Worldwide Sales and Senior Vice President. “We are delighted with the progress we have made so far.”

“Our investments in growing new services have yielded returns, both in terms of revenue as well as value differentiation. Services such as Independent Validation and Infrastructure Management continue to demonstrate healthy growth while System Integration continues to deliver higher value through technology solutions,” said S. D. Shibulal, Member of the Board and Head – Worldwide Customer Delivery. “Progeon continues to surge ahead, delivering both growth and enhanced client value.”

Banking Products

Finacle®, the universal banking solution from Infosys, continued to empower banks to transform their business by leveraging next generation technologies. Among the new wins this quarter are a major financial services group in Western Europe, two leading banks in Central and Eastern Europe, a reputed bank in Australia and one of the largest banks in Egypt.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, increased by Rs. 259.68 crore during the quarter, from Rs. 2,738.33 crore to Rs. 2,998.01 crore, after incurring capital expenditure of Rs. 244.14 crore. Operating cash flows for the quarter ended March 31, 2005 were Rs. 283.53 crore (Rs. 486.46 crore for the quarter ended March 31, 2004).

“This has been a good year. Pricing has been stable. The movement of the Rupee against the US Dollar was hedged efficiently. We spent Rs. 830.74 crore on capital expenditure and added a record 10,781 seats. Our Balance Sheet continues to be liquid with Rs. 2,998.01 crore in cash and cash equivalents,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We also invested back in the business to develop engines of growth.”

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 2852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and 6-K for the quarters ended June 30, 2004, September 30, 2004 and December 31, 2004 and Registration Statement on Form F-3 filed on December 20, 2004 and Amendment No. 1 to Form F-3 filed on January 18, 2005. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

Balance Sheet as at	March 31, 2005	March 31, 2004
	in Rs. crore
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	135.29	33.32
Reserves and surplus	5,106.44	3,220.11

	5,241.73	3,253.43

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	2,182.72	1,570.23
Less: Depreciation and amortization	1,005.82	803.41

Net book value	1,176.90	766.82
Add: Capital work-in-progress	317.52	203.48

	1,494.42	970.30

INVESTMENTS	1,328.70	1,027.38

DEFERRED TAX ASSETS	34.03	35.63

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,252.82	632.51
Cash and bank balances	1,481.54	1,638.01
Loans and advances	996.26	693.22

	3,730.62	2,963.74
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	578.56	560.44
Provisions	767.48	1,183.18

NET CURRENT ASSETS	2,384.58	1,220.12

	5,241.73	3,253.43

NOTE:

The audited Balance Sheet as at March 31, 2005 has been taken on record at the board meeting held on April 14, 2005

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

Profit and Loss Account for the	Quarter ended March 31,		Half Year ended March 31,		Year ended March 31,
	2005	2004	2005	2004	2005	2004
	in Rs. crore, except per share data
INCOME
Software services and products
Overseas	1,860.35	1,292.76	3,619.22	2,520.06	6,725.91	4,694.69
Domestic	39.84	16.14	79.49	24.10	133.75	66.20

	1,900.19	1,308.90	3,698.71	2,544.16	6,859.66	4,760.89
Software development expenses	992.91	689.89	1,953.06	1,335.37	3,654.93	2,495.31

GROSS PROFIT	907.28	619.01	1,745.65	1,208.79	3,204.73	2,265.58
Selling and marketing expenses	100.33	82.57	201.65	174.92	392.12	335.08
General and administration expenses	143.62	89.70	269.48	176.95	487.50	346.85

	243.95	172.27	471.13	351.87	879.62	681.93
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	663.33	446.74	1,274.52	856.92	2,325.11	1,583.65
Interest	—	—	—	—	—	—
Depreciation and amortization	92.91	62.08	162.29	124.31	268.22	230.90

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	570.42	384.66	1,112.23	732.61	2,056.89	1,352.75
Other income	32.51	3.18	79.28	50.66	127.50	127.39
Provision for investments	0.23	0.79	(0.16)	3.08	(0.10)	9.67

NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM	602.70	387.05	1,191.67	780.19	2,184.49	1,470.47
Provision for taxation on the above	88.80	50.00	181.80	115.00	325.30	227.00

NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEM	513.90	337.05	1,009.87	665.19	1,859.19	1,243.47
Exceptional item	45.19	—	45.19	—	45.19	—

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM	559.09	337.05	1,055.06	665.19	1,904.38	1,243.47

Balance Brought Forward	1,259.78	798.02	763.81	469.88	70.51	—
Less: Residual dividend paid for fiscal 2004	—	—	—	—	2.32	—
Additional dividend tax	—	—	—	—	2.27	—

	1,259.78	798.02	763.81	469.88	65.92	—

AMOUNT AVAILABLE FOR APPROPRIATION	1,818.87	1,135.07	1,818.87	1,135.07	1,970.30	1,243.47
DIVIDEND
Interim	—	—	—	—	133.93	96.09
Final	175.87	99.96	175.87	99.96	175.87	99.96
One-time special dividend	—	666.41	—	666.41	—	666.41

Total dividend	175.87	766.37	175.87	766.37	309.80	862.46
Dividend tax	24.67	98.19	24.67	98.19	42.17	110.50
Amount transferred to general reserve	190.44	200.00	190.44	200.00	190.44	200.00
Balance in Profit and Loss Account	1,427.89	70.51	1,427.89	70.51	1,427.89	70.51

	1,818.87	1,135.07	1,818.87	1,135.07	1,970.30	1,243.47

EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before exceptional item
Basic	19.03	12.66	37.48	25.02	69.26	46.84
Diluted	18.46	12.41	36.36	24.54	67.46	46.26
After exceptional item
Basic	20.70	12.66	39.16	25.02	70.95	46.84
Diluted	20.08	12.41	37.98	24.54	69.10	46.26
Number of shares used in computing earnings per share
Basic	27,00,94,432	26,62,62,848	26,94,34,087	26,58,91,148	26,84,20,167	26,54,47,776
Diluted	27,83,96,419	27,16,11,704	27,77,77,028	27,10,50,836	27,55,83,543	26,87,87,016

*	adjusted for the 3:1 bonus issue of share distributed on July 6, 2004

NOTE:

The audited Profit and Loss Account for the quarter and year ended March 31, 2005 have been taken on record at the board meeting held on April 14, 2005

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet as at	March 31, 2005	March 31, 2004
	in Rs. crore
SOURCES OF FUNDS

SHAREHOLDERS’ FUNDS
Share capital	135.29	33.32
Reserves and surplus	5,089.82	3,216.26

	5,225.11	3,249.58
Minority Interests	0.14	—
Preference shares issued by subsidiary	93.51	93.56

	5,318.76	3,343.14

APPLICATION OF FUNDS

FIXED ASSETS
Original cost	2,287.31	1,633.65
Less: Depreciation and amortization	1,030.83	809.84

Net book value	1,256.48	823.81
Add: Capital work-in-progress	317.67	208.05

	1,574.15	1,031.86

INVESTMENTS	1,210.78	945.45

DEFERRED TAX ASSETS	44.37	39.97

CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,322.00	651.45
Cash and bank balances	1,575.58	1,721.51
Loans and advances	1,024.44	721.05

	3,922.02	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	656.02	581.72
Provisions	776.54	1,186.43

NET CURRENT ASSETS	2,489.46	1,325.86

	5,318.76	3,343.14

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

Infosys Technologies Limited – Financial Release March 31, 2005	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Profit and Loss Account for the	Quarter ended March 31,		Half year ended March 31,		Year ended March 31,
	2005	2004	2005	2004	2005	2004
	in Rs. crore, except per share data
INCOME
Software services, products and business process Management
Overseas	1,947.48	1,333.28	3,783.45	2,582.33	6,996.16	4,786.72
Domestic	39.84	16.17	79.49	24.13	133.49	66.23

	1,987.32	1,349.45	3,862.94	2,606.46	7,129.65	4,852.95
Software development and business process management expenses	1,041.31	707.09	2,032.79	1,363.79	3,764.66	2,538.67

GROSS PROFIT	946.01	642.36	1,830.15	1,242.67	3,364.99	2,314.28
Selling and marketing expenses	116.70	91.67	233.53	183.23	461.00	350.90
General and administration expenses	162.60	101.52	311.94	197.18	568.98	369.19

	279.30	193.19	545.47	380.41	1,029.98	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS	666.71	449.17	1,284.68	862.26	2,335.01	1,594.19
Interest	—	—	—	—	—	—
Depreciation and amortization	99.81	64.42	173.72	128.17	286.92	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION, AMORTIZATION, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	566.90	384.75	1,110.96	734.09	2,048.09	1,357.46
Other income	32.29	1.82	78.60	48.28	123.90	123.38
Provision for investments	0.23	0.80	(0.16)	3.09	(0.10)	9.67

NET PROFIT BEFORE TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	598.96	385.77	1,189.72	779.28	2,172.09	1,471.17
Provision for taxation on the above	85.48	50.54	178.91	115.54	325.58	227.54

NET PROFIT AFTER TAX, BEFORE EXCEPTIONAL ITEM AND MINORITY INTERESTS	513.48	335.23	1,010.81	663.74	1,846.51	1,243.63
Exceptional item	45.19	—	45.19	—	45.19	—

NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM, BEFORE MINORITY INTERESTS	558.67	335.23	1,056.00	663.74	1,891.70	1,243.63
Minority Interest	0.03	—	0.03	—	0.03	—

NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTERESTS	558.64	335.23	1,055.97	663.74	1,891.67	1,243.63

Balance brought forward	1,247.69	800.00	750.36	471.49	70.67	—
Less: Residual dividend paid for fiscal 2004	—	—	—	—	2.31	—
Additional dividend tax	—	—	—	—	2.27	—

	1,247.69	800.00	750.36	471.49	66.09	—

AMOUNT AVAILABLE FOR APPROPRIATION	1,806.33	1,135.23	1,806.33	1,135.23	1,957.76	1,243.63
DIVIDEND
Interim	—	—	—	—	133.93	96.09
Final	175.87	99.96	175.87	99.96	175.87	99.96
One-time special dividend	—	666.41	—	666.41	—	666.41

Total dividend	175.87	766.37	175.87	766.37	309.80	862.46
Dividend tax	24.67	98.19	24.67	98.19	42.17	110.50
Amount transferred to general reserve	190.44	200.00	190.44	200.00	190.44	200.00
Balance in Profit and Loss Account	1,415.35	70.67	1,415.35	70.67	1,415.35	70.67

	1,806.33	1,135.23	1,806.33	1,135.23	1,957.76	1,243.63

EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Before exceptional item
Basic	19.01	12.59	37.52	24.96	68.79	46.85
Diluted	18.44	12.34	36.39	24.49	67.00	46.27
After exceptional item
Basic	20.68	12.59	39.19	24.96	70.48	46.85
Diluted	20.07	12.34	38.02	24.49	68.64	46.27
Number of shares used in computing earnings per share
Basic	27,00,94,432	26,62,62,848	26,94,34,087	26,58,91,148	26,84,20,167	26,54,47,776
Diluted	27,83,96,419	27,16,11,704	27,77,77,028	27,10,50,836	27,55,83,543	26,87,87,016

*	adjusted for the 3:1 bonus issue of share distributed on July 6, 2004